EXHIBIT 99.1

ASX/MEDIA RELEASE
4 October 2005

▪	CDS launches Phase III trial for Retinal condition

▪	Additional information on CDS revenues

MedidurTM

Global bio-nanotech company pSivida Limited (ASX:PSD, NASDAQ:PSDV, Xetra:PSI) is pleased to announce that Control Delivery Systems in collaboration with Alimera Sciences has initiated a Phase III clinical trial to study diabetic macular edema (DME) patients treated using Medidur™ to deliver fluocinolone acetonide.

pSivida announced earlier today that it has entered into a definitive merger agreement to acquire Control Delivery Systems.

A copy of the Alimera Sciences media release is attached.

CDS Revenues

Control Delivery Systems had unaudited revenues of US$8 million for the year ended 30th June 2005 which does not include RetisertTM royalties as marketing of that product has only recently commenced by Bausch & Lomb.

RetisertTM for Uveitis

Bausch & Lomb’s RetisertTM is the world’s first intravitreal drug implant for the treatment of this condition that affects an estimated 175,000 people in the United States and an estimated 800,000 people worldwide. The product received FDA fast track status, designed to allow for priority review of novel therapies for serious diseases for which there is an unmet medical need. It also received FDA orphan drug designation for this indication. Control Delivery Systems anticipates receiving royalties from Bausch & Lomb from this product this year.

-ENDS-

Released by:

pSivida Limited Brian Leedman Investor Relations pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverley Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 9 1100 ext. 12 bjedynak@janispr.com	UK & Europe Public Relations Mark Swallow, PhD / Helena Podd Citigate Dewe Rogerson Tel: +44 (0)20 7638 9571 mark.swallow@citigatedr.co.uk

NOTES TO EDITORS:

pSivida Limited
pSivida is a global bio-nanotech company committed to the biomedical sector and the development of products in healthcare. The company’s focus is the development and commercialisation of a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™.

pSivida owns the intellectual property pertaining to BioSilicon™ for use in or on humans and animals. The IP portfolio consists of 29 patent families, 34 granted patents and over 80 patent applications. The core patent, which recognises BioSilicon™ as a biomaterial was granted in the UK in 2000 and in the US in 2001.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida’s shares also trade in the United Kingdom on the OFEX International Market Service (IMS) under the ticker symbol PSD. pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

The Company’s strategic partner and largest shareholder is the QinetiQ group, the largest science and technology company in Europe. QinetiQ is the former UK government Defence Evaluation Research Agency and was instrumental in discovering BioSilicon™. pSivida enjoys a strong relationship with QinetiQ having access to its cutting edge research and development facilities. For more information on QinetiQ visit www.qinetiq.com.

For more information visit www.psivida.com

This announcement does not constitute an offer of any securities for sale or the solicitation of an offer to buy any securities. Any securities offered may not be or have not been registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements."

This document contains forward-looking statements that involve risks and uncertainties. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: our failure to develop applications for BioSiliconTM due to regulatory, scientific or other issues, our inability to negotiate and consummate the proposed acquisition, our inability to successfully integrate the CDS’s operations and employees; the failure of the CDS’s products to achieve expected revenues and the combined entity’s inability to develop existing or proposed products. Other reasons are contained in cautionary statements in the Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.

Alimera Sciences, in Collaboration with Control Delivery Systems, Initiates Phase III Trial for Retinal Condition

New technology may improve vision for patients with diabetic macular edema

ATLANTA, GA (October 3, 2005) - Alimera Sciences Inc., a dynamic ophthalmic pharmaceutical company, in collaboration with Control Delivery Systems Inc. (CDS), a leader in innovative drug delivery systems for the eye, recently initiated a Phase III clinical trial to study diabetic macular edema (DME) patients treated using Medidur™ with fluocinolone acetonide, the companies’ pharmacologic treatment for DME.

The masked, randomized, multi-center study will follow 900 patients in the U.S. and Europe for 36 months. Patients will receive the Medidur implant, which is small enough to be injected through a needle during an in-office procedure and is expected to provide sustained delivery of fluocinolone acetonide to the back of the eye for up to three years.

"Advanced therapies require innovative methods of delivery, and Medidur fits that model. The Alimera Sciences team is delighted to reach this critical product development milestone with CDS at such a stage of our company’s progression," said Dan Myers, CEO of Alimera Sciences. "We anticipate that Medidur technology will allow eye care professionals to provide their DME patients with an effective and long-lasting therapeutic treatment."

In February 2005, Alimera Sciences and CDS announced a worldwide agreement to co-develop and market Medidur using fluocinolone acetonide to treat DME. Alimera Sciences also has the option to develop three additional products using Medidur.

"We are very pleased to have entered Phase III with this next generation of intraocular drug delivery systems", said Paul Ashton, CEO of CDS. "The first two products for CDS, Vitrasert® and Retisert™, are the only two sustained release systems approved by the FDA for the back of the eye."

DME is a common complication of diabetic retinopathy and is caused by fluid build-up in the central vision portion of the retina. In 2002, the Centers for Disease Control and Prevention estimated the prevalence of diabetes in the United States to be 18.2 million persons. Research indicates that up to 10 percent of all diabetes patients develop DME during their lifetimes.

The only approved method for treating DME involves laser photocoagulation therapy, which can leave irreversible blind spots. While there are no drugs approved by the FDA for DME, there is clinical evidence that corticosteroids reduce edema associated with DME.

About Alimera Sciences Inc.
Alimera Sciences Inc. specializes in the development and commercialization of over-the-counter and prescription ophthalmology pharmaceuticals. Founded by an executive team with extensive development and revenue growth expertise, Alimera Sciences’ products address both the anterior (front) and posterior (back) segments of the eye. In August 2004, Alimera Sciences unveiled
Soothe®, the market’s first multi-dose, emollient-based artificial tear product.

www.alimerasciences.com

About Control Delivery Systems, Inc.
Control Delivery Systems, Inc. develops innovative, sustained-release, drug delivery products to treat severe and chronic diseases that currently have limited or no effective treatment options. CDS has a strong history of developing drug delivery devices for the back of the eye, including one product for cytomegalovirus retinitis, a blinding eye disease primarily afflicting late-stage AIDS patients, and Retisert™, which was recently approved by the
FDA to treat non-infectious uveitis affecting the posterior segment of the eye. CDS, a privately held company, is headquartered in Watertown, MA.

Vitrasert® and Retisert™ are trademarks of Bausch & Lomb Incorporated.